BIOXYTRAN, INC.

75 2nd Ave., Ste 605

Needham, Massachusetts 02494

February 25, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.W.

Washington, D.C. 20549

Re:	Bioxytran, Inc. – Registration Statement on Form S-1, Registration No. 333-257339

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Bioxytran, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-257339), together with all exhibits thereto, initially filed on June 24, 2021 as subsequently amended (collectively, the “Registration Statement”).

The Company currently has pending a Form 211with FINRA, in accordance to Rule 15c2-11, to allow brokers the ability to publish quotation of the Company’s stock in the over-the-counter markets. FINRA requires the Company to withdraw its open public offerings soliciting equity funding. However, the offering pursuant to the shares registered for resale will remain open.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to Ola Soderquist, Chief Financial Officer at the above-mentioned address, facsimile number (617) 958-58099, with a copy to Robert J. Burnett, Witherspoon Brajcich McPhee, PLLC, 601 W. Main Ave., Ste 714, Spokane, WA 99201-0677, facsimile number (509) 624-6441.

If you have any questions with respect to this matter, please contact Robert J. Burnett, Witherspoon Brajcich McPhee, PLLC at (509) 455-9077.

Sincerely, BIOXYTRAN, INC.

/s/ Ola Soderquist
Ola Soderquist Chief Financial Officer